Mail Stop 3010

February 18, 2010

VIA USMAIL and FAX (310) 255-4560

Mr. Thad M. Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, 2nd Floor
Santa Monica, California 90401

> **Re: Anworth Mortgage Asset Corporation**
> **Form 10-K as of December 31, 2008**
> **Filed on March 12, 2009**
> **File No. 001-13709**

Dear Mr. Thad M. Brown:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jessica Barberich
Assistant Chief Accountant